October 26, 2012

To:

Tom Kluck

Legal Branch Chief

(202)551-3233

Re:

Band Rep Management, Inc.

Amendment No.1 to Registration Statement on Form S-1

Filed September 27, 2012

File No. 333-183373

 Dear Mr. Kluck:

Thank you for the comment letter dated October 19, 2012. Please find below the answers for the comments.

General

1.

We note your response to comment 1 of our letter dated September 13, 2012. Please affirmatively confirm that you have not authorized anyone to provide any written materials to qualified institutional buyers or institutional accredited investors on your behalf.

Answer:

We have stated as the 2nd full paragraph on page 7 that: “The Company has no supplementary written material it would supply to potential investors that are qualified institutional buyers or institutional accredited investors. The company has no plans to “test the waters” in reliance of Section 5(d) of the Securities Act prior to the approval of its registration statement. The Company has no research reports or supplementary documents that would be distributed in reliance of section 2(a)(3) of the Securities Act of 1933 added by section 105(a) of the Jump Our Business Startups Act,  no broker or dealer will be participating in the Company’s offering.”

2.

We note your response to comment 2 of our letter dated September 13, 2012. We will continue to monitor for your information to be updated on EDGAR.

Answer:

We have requested our EDGAR service provider to replace the 112 North Curry Street, Carson City, Nevada, 89703 address by the 5481 Middleport Crescent, Mississauga, Ontario L4Z 3V2, Canada, address.

Our Business, page 6

3.

We note your response to comment 6 of our letter dated September 13, 2012. In response to our comment you revised the reference to the rules, but you did not revise the associated disclosure. Please revise your disclosure accordingly to correspond to the proper sections of the Exchange Act.

Answer:

We have replaced the 5 first paragraphs on page 9 by the one below to correspond to the proper sections of the Exchange Act:

“(a) SEPARATE RESOLUTION REQUIRED.—

(1) IN GENERAL.—Not less frequently than once every 3 years, a proxy or consent or authorization for an annual or other meeting of the shareholders for which the proxy solicitation rules of the Commission require compensation disclosure shall include a separate resolution subject to shareholder vote to approve the compensation of executives, as disclosed pursuant to section 229.402 of title 17, Code of Federal Regulations, or any successor thereto.

(2) FREQUENCY OF VOTE.—Not less frequently than once every 6 years, a proxy or consent or authorization for an annual or other meeting of the shareholders for which the proxy solicitation rules of the Commission require compensation disclosure shall include a separate resolution subject to shareholder vote to determine whether votes on the resolutions required under paragraph (1) will occur every 1, 2, or 3 years.

(3) EFFECTIVE DATE.—The proxy or consent or authorization for the first annual or other meeting of the shareholders occurring after the end of the 6-month period beginning on the date of enactment of this section shall include: (A) the resolution described in paragraph (1); and (B) a separate resolution subject to shareholder vote to determine whether votes on the resolutions required under paragraph (1) will occur every 1, 2, or 3 years.

(b) SHAREHOLDER APPROVAL OF GOLDEN PARACHUTE COMPENSATION.—

(1) DISCLOSURE.—In any proxy or consent solicitation material (the solicitation of which is subject to the rules of the Commission pursuant to subsection (a)) for a meeting of the shareholders occurring after the end of the 6-month period beginning on the date of enactment of this section, at which shareholders are asked to approve an acquisition, merger, consolidation, or proposed sale or other disposition of all or substantially all the assets of an issuer, the person making such solicitation shall disclose in the proxy or consent solicitation material, in a clear and simple form in accordance with regulations to be promulgated by the Commission, any agreements or understandings that such person has with any named executive officers of such issuer (or of the acquiring issuer, if such issuer is not the acquiring issuer) concerning any type of compensation (whether present, deferred, or contingent) that is based on or otherwise relates to the acquisition, merger, consolidation, sale, or other disposition of all or substantially all of the assets of the issuer and the aggregate total of all such compensation that may (and the conditions upon which it may) be paid or become payable to or on behalf of such executive officer.

(2) SHAREHOLDER APPROVAL.—Any proxy or consent or authorization relating to the proxy or consent solicitation material containing the disclosure required by paragraph (1) shall include a separate resolution subject to shareholder vote to approve such agreements or understandings and compensation as disclosed, unless such agreements or understandings have been subject to a shareholder vote under subsection (a).”

Risk Factors, page 11

The Company may not be able to generate sufficient cash flow …, page 12

4.

We note your response to comment 9 of our letter dated September 13, 2012. Please disclose to whom you are obligated and the interest rate applicable to your debt. Please advise whether there is a written agreement associated with your debt obligation. Please make similar revisions to your disclosure on page 40.

Answer:

We have revised the risk factor mentioned above started on the bottom of page 12:

“The Company may not be able to generate sufficient cash flow to meet its future debt obligations.

The Company’s ability to make scheduled payments or to refinance our future debt obligations depends on the Company’ financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. The Company cannot assure that we will maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If the Company’s cash flows and capital resources are insufficient to fund our debt service obligations (our current debts are related to our offering expenses – legal, accounting and EDGArization costs – and our current liabilities are $1,345), we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness, including the notes. BRM cannot assure that we would be able to take any of these actions or that these actions would be successful and permit us to meet our future scheduled debt service obligations, including our senior secured credit facilities. In the absence of such operating results and resources, we could face substantial liquidity problems and might have a material adverse effect upon the results of its operations and upon its financial conditions.”

We have also revised the 2nd full paragraph on page 40:

“We are exclusively dependent upon the success of the anticipated offering described herein. Therefore, the failure thereof would result in need to seek capital from other resources such as debt financing, which may not even be available to the Company. However, if such financing were available, because we are a development stage Company with no operations to date, it would likely have to pay additional costs associated with high risk loans and be subject to an above market interest rate. At such time, if these funds are required, management would evaluate the terms of such debt financing.  If the Company cannot raise additional proceeds via a private placement of its common stock or secure debt financing, it would be required to cease business operations. As a result, investors would lose all of their investment. Our current debts are related to our offering expenses – legal, accounting and EDGArization costs – and our current liabilities are $1,345.”

Plan of Distribution, page 20

5.

We note your response to comment 13 of our letter dated September 13, 2012. We reissue our comment in part. Please explain how Mr. Galli will meet the safe harbor provisions set out in Rule 3a4-1 of the Securities Exchange Act of 1934.

Answer:

We have revised our disclosure in the 5th full paragraph on page 21: “BRM’s president, Mr. Sergio Galli, will be the person making the offering which will meet the safe harbor provisions set out in Rule 3a4-1 under the Securities Exchange Act of 1934. Mr Galli meets the safe harbour exception in the following ways:

1.

Mr Galli is not subject to a statutory disqualification, as defined in Section 3(a)(39) of the Exchange Act.

2.

Mr Galli is not being compensated for the sale of the companies securities

3.

Mr. Galli is not an associated person of a broker or dealer.”

1.

We note your response to comment 15 of our letter dated September 13, 2012. We reissue our comment. Please revise your disclosure to clarify that you will seek to be quoted on the OTC-BB, not listed. Please make similar revisions to your disclosure on page 13.

Answer:

We have amended the last phrase of the 2nd risk factor on page 14: “…The Company intends to be quoted on the OTCBB after this registration becomes effective and the Company has completed its offering.”

We have also amended the first phrase on page 21: “…Although our common stock is not listed on a public exchange, we intend to seek to be quoted on the Over The Counter Bulletin Board (OTCBB)…”

Anti-Takeover Provisions, page 22

2.

We note your response to comment 16 of our letter dated September 13, 2012. Aside from the anti-takeover provisions under Nevada law, please disclose any other Nevada regulations applicable to your business and discuss the impact these regulations may have on investors or advise.

Answer:

We have added, as a response for the question 7 and 8, the 6th paragraph on page 23: “The Company’s president, Sergio Galli, has been active in the music industry since 1984 and has conducted business throughout the United States and Canada and has carnal knowledge of all aspect of the music industry. Mr. Galli is aware of no Nevada Laws that would have an adverse effect on the Company or impact its shareholders.”

Description of Business, page 24

Regulatory Matters, page 23

3.

We note your response to comment 19 of our letter dated September 13, 2012. We reissue our comment. Please expand your disclosure to discuss the regulations applicable to companies based in Canada or other jurisdictions in which you intend to conduct business, not just securities regulations. Please discuss the impact these regulations may have on investors.

Answer:

We have added, as a response for the question 7 and 8, the 6th paragraph on page 23: “The Company’s president, Sergio Galli, has been active in the music industry since 1984 and has conducted business throughout the United States and Canada and has carnal knowledge of all aspect of the music industry. Mr. Galli is aware of no Nevada Laws that would have an adverse effect on the Company or impact its shareholders.”

Sincerely,

/s/ Sergio Galli

President

Band Rep Management, Inc.